                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ______)


                        SHELLS SEAFOOD RESTAURANTS, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                822809 10 9
                         ------------------------
                               (CUSIP Number)

                   John N. Giordano, 220 South Franklin St.,
                      Tampa, Florida 33602 (813) 224-9255
                      -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 24, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          13D
  CUSIP NO. 822809 10 9                                        PAGE 2 OF 5 PAGES


  1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         L & L FOODS, INC.
         ----------------------------------------------------------------------
  2      Check the Appropriate Box if a Member of a
         Group
                                                                         (a) [ ]
                                                                         (b) [ ]
         ----------------------------------------------------------------------

  3      SEC Use Only

         ----------------------------------------------------------------------

  4      Source of Funds

         OO
         ----------------------------------------------------------------------

  5      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [ ]

         ----------------------------------------------------------------------

  6      Citizenship or Place of Organization

         FLORIDA
         ----------------------------------------------------------------------

  Number of Shares            7        Sole Voting Power
  Beneficially Owned by                529,600
  Each Reporting Person       -------------------------------------------------
  With                        8        Shared Voting Power

                              -------------------------------------------------
                              9        Sole Dispositive Power
                                       529,600
                              -------------------------------------------------
                              10       Shared Dispositive Power

                              -------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each
         Reporting Person

         529,600
         ----------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                           [ ]

         ----------------------------------------------------------------------

  13     Percent of Class Represented by Amount of Row
         (11)

         15.9%
         ----------------------------------------------------------------------

  14     Type of Reporting Person

         CO
         ----------------------------------------------------------------------





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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of Shells Seafood Restaurants, Inc., a Delaware corporation ("Shells"). The address of the principal executive office of Shells is 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is filed by L & L Foods, Inc., a Florida corporation ("L & L Foods"). L & L Foods has its principal business and office address at 350 Royal Poinciana Plaza, Suite 3C, Palm Beach, Florida 33480. L & L Foods was formed on September 20, 1996 for the purpose of holding shares of Shells common stock.

         Linn Heaton and Lee Heaton are the sole directors of L & L Foods. Linn Heaton is President and Lee Heaton is Vice-President and Secretary of L & L Foods. Pertinent background information regarding each director and officer of L & L Foods is set forth below.

         Linn Heaton maintains his residence address at 400 N. Flagler, Unit 2206, West Palm Beach, Florida 33401. Linn Heaton's principal business occupation is that of an investor in various real estate projects and other business enterprises. He is also an employee of Water Toys, Inc., a company which sells watercraft at retail. The principal business address of Water Toys, Inc. is 350 Royal Poinciana Plaza, Suite 3C, Palm Beach, Florida 33480. Linn Heaton is a United States citizen.

         Lee Heaton maintains his residence address at 400 N. Flagler, Unit 2206, West Palm Beach, Florida 33401. Lee Heaton's principal business occupation is that of an investor in various real estate projects and other business enterprises. He is also an employee of Water Toys, Inc., a company which sells watercraft at retail. The principal business address of Water Toys, Inc. is 350 Royal Poinciana Plaza, Suite 3C, Palm Beach, Florida 33480. Lee Heaton is a United States citizen.

         During the last five years, none of the directors or officers of L & L Foods have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of the foregoing been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4., Purpose of Transaction, below.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) Messrs. Linn and Lee Heaton (the "Heatons") formed L & L Foods on September 20, 1996 for the purpose of holding 529,600 shares of Shells common stock, $.01 par value, which L & L Foods received when Food Properties, Ltd., a Florida limited partnership of which the Heatons were limited partners, dissolved in October 1996. Frederick R. Adler held an irrevocable proxy to vote the 529,600 shares of Shells common stock, which expired at midnight on May 23, 1997. On May 25, 1997, L & L Foods entered into a contract to sell 50,000 shares of the Shells common stock to Robert E. Deziel; please see Item 5(c) below.





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


         Sub-items (b)-(j) are not applicable.

ITEM 5.  INTEREST IN SECURITIES OF SHELLS.

         (a) L & L Foods is the direct and/or beneficial owner of 529,600 shares, or 15.9%, of Shells' issued and outstanding common stock. L & L Foods controls the power to vote and dispose of these shares of Shells common stock.

         Linn Heaton is the beneficial owner of 264,800 shares, or 7.9%, of Shells common stock by reason of his ownership of 50% of the shares of L & L Foods common stock.

         Lee Heaton is the beneficial owner of 264,800 shares, or 7.9%, of Shells common stock by reason of his ownership of 50% of the shares of L & L Foods common stock.

         (b) Except as otherwise indicated in the response to Items 2 and/or 5.(a) above, each person or entity listed therein has the sole power to vote and to direct the vote, and the sole power to dispose or direct the disposition, of the shares of Shells common stock held of record and/or beneficially by such person or entity.

         (c) On May 25, 1997, L & L Foods entered into a contract to sell 50,000 shares of Shells common stock to Robert E. Deziel for $350,000 in cash from Mr. Deziel's personal funds. A dispute may exist as to whether the contract, as negotiated, granted an enforceable option to Mr. Deziel to purchase L & L Foods' remaining shares of Shells common stock. Please see Capital Stock Purchase Agreement attached as "Exhibit 1" hereto.

         (d) Other than as reported herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

         Other than as set forth in responses to Items 2. and 5. above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 above or between any such person(s) and any other person with respect to the securities of Shells, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Capital Stock Purchase Agreement dated May 24, 1997, Exhibit 1.





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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        L & L FOODS, INC.



                                        By: /s/  Linn Heaton
                                           -------------------------------------
                                                 Linn Heaton, President

                                                                       EXHIBIT 1


                        CAPITAL STOCK PURCHASE AGREEMENT


         CAPITAL STOCK PURCHASE AGREEMENT, dated May 24, 1997, by and between L & L Foods, Inc., a Florida corporation having its principal place of business at 350 Royal Poinciana Way, Suite 3, Palm Beach 33343 (the "Seller"), and Robert J. Deziel, Esq., an individual whose principal place of business is located at 239 South County Road, Palm Beach, Florida 33480 (the "Purchaser").


                             BACKGROUND INFORMATION

         This Agreement sets forth the terms and conditions upon which the Purchaser is acquiring from the Seller and the Seller is selling and delivering to the Purchaser, free and clear of all liabilities, obligations, claims, liens and encumbrances, 50,000 shares of the issued and outstanding common capital stock, $.001 par value per share (the "Shares"), of Shells Seafood Restaurants, Inc., a Delaware corporation ("Shells Seafood"). In consideration of the mutual agreements contained herein, the parties agree as follows:

                              OPERATIVE PROVISIONS

                                   ARTICLE 1

                          Purchase and Sale of Shares

         1.1 Shares to be Sold: Subject to the terms and conditions of this Agreement, at the Closing referred to in Section 1.4 hereof, the Seller shall sell and deliver to the Purchaser good, valid and marketable title to the Shares, free and clear of all liabilities, obligations, claims, liens and encumbrances, by delivering to the Purchaser one or more stock certificates representing the Shares, duly endorsed in blank or accompanied by one or more stock powers duly endorsed in blank, and in form for transfer satisfactory to counsel for the Purchaser.

         1.2 Purchase Price of the Shares: The gross purchase price to be paid by the Purchaser to the Seller for the Shares shall be $350,000 (the "Purchase Price").

         1.3 Payment of Purchase Price: Subject to the terms and conditions of this Agreement, in reliance on the representations, warranties and agreements of the Seller contained herein, and in consideration of the sale and delivery of the Shares, the Purchaser shall pay the Purchase Price at the Closing, by delivery of a certified or cashier's check, made payable to counsel for the Seller, or by the wire transfer of immediately available funds to the Seller's counsel.

         1.4 Closing: The closing of the sale and purchase of the Shares shall take place at the offices of counsel for the Seller, Bush Ross Gardner Warren & Rudy, P.A. at 10:00 am, May 24, 1997, or at such other time and location as may be agreed to by the parties (the "Closing"). At the Closing, the Seller shall deliver to the Purchaser one or more certificates for the Shares, in negotiable form. Following such delivery, the Purchaser shall deliver to Seller's counsel the Purchase Price for disbursement to the Seller; and the parties shall thereupon instruct the transfer agent for Shells Seafood to cancel each certificate delivered to the Purchaser, to issue in the name of the Purchaser one or more substitute certificates evidencing the Purchaser's ownership of the Shares and to register such issuance and ownership in its stock transfer records. Each party shall be responsible for all fees and costs incurred by it or on its behalf in connection with the negotiation of this Agreement and the Closing.

         If at the Closing the Seller shall fail to tender the Shares, or if any of the conditions specified hereunder shall not have been fulfilled, the Purchaser shall, at his option, be relieved of his obligations under this Agreement without thereby waiving any rights he may have by reason of such failure or non-fulfillment. Conversely, if the Purchaser fails to close the transactions herein contemplated for any reason other than a default or breach occasioned by the Seller under the terms hereof, or if any of the conditions specified hereunder shall not have been fulfilled, Seller may pursue any legal rights or remedies then available to it, expressly including the right to require the Purchaser's specific performance of this Agreement.

                                   ARTICLE 2

                    Representations and Warranties of Seller

         The Seller represents, warrants and agrees as follows:

         2.1 Authorization: When executed and delivered by the Seller, this Agreement will constitute the valid and binding obligation of the Seller, enforceable in accordance with its respective terms.

         2.2 Consent: No consent, approval or authorization of or registration, qualification, designation, declaration or filing with any governmental authority or private person or entity on the part of the Seller or Shells Seafood is required in connection with the execution and delivery of this Agreement or the consummation of any other transaction contemplated hereby, except as shall have been duly taken or effected prior to the Closing.

         2.3 Title to Shares: The Seller has good and marketable title to the Shares, free and clear of all liens, claims, encumbrances and restrictions, legal or equitable, of every kind. The Seller has full and unrestricted legal right, power and authority to sell, assign and transfer its shares to Purchaser without obtaining the consent or approval of any other person or governmental authority, and the delivery of such shares to the Purchaser pursuant to this Agreement will transfer valid title thereto, free and clear of all liens, encumbrances, claims and restrictions of every kind. The execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute a default under any provision of any agreement by which Seller is bound.

                                   ARTICLE 3

           Representations, Warranties and Covenants of the Purchaser

         The Purchaser represents and warrants to, and covenants with, the Seller as follows:

         3.1 Authorization: When executed and delivered by the Purchaser, this Agreement will constitute the valid and binding obligations of the Purchaser, enforceable in accordance its respective terms.

         3.2 No Contractual Violation: Neither the execution, delivery nor performance of this Agreement by the Purchaser, including the consummation by the Purchaser of the transactions contemplated hereby, will constitute a violation of or a default under, or conflict with, any term or provision of the any contract, commitment, indenture or other agreement, or of any other private restriction of any kind, to which the Purchaser is a party or by which he is otherwise bound.

                                   ARTICLE 4

                      Additional Agreements and Covenants

         The parties further agree and covenant as follows:

         4.1 Delivery of Additional Instruments on Request: Each party agrees to execute and deliver or cause to be executed and delivered at the Closing, and at such other times and places as shall be reasonably agreed to, such additional instruments as the other party may reasonably request for the purpose of fully effecting the transactions herein contemplated.

         4.2 Agreements as to Conditions: Each party agrees to use its best efforts to satisfy each and every of the conditions set forth in Sections
5. and 6., respectively, of this Agreement.

         4.3 Brokerage Fee: Each of the parties alleges that it has not engaged or authorized any broker or finder to act in a representative capacity or otherwise in connection with the transactions contemplated by this Agreement, and each agrees to indemnify and hold harmless the other from and against any and all claims, losses, liabilities or expenses which may be asserted against or suffered by either as a result of any broker, finder or other person claiming any fee or commission by reason of services rendered or alleged to have been rendered for or at the instance of a particular party hereto with respect to the negotiation or execution of this Agreement or to the delivery of the consideration herein specified.





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

                                   ARTICLE 5

                     Conditions to Closing by the Purchaser

         The obligation of the Purchaser to consummate the transactions herein contemplated is subject to the satisfaction at or prior to the Closing of each of the following conditions, and if the Purchaser shall not consummate such transactions by reason of the failure of any of such conditions to be met as herein provided, the Purchaser shall have no liability to the Seller:

         5.1 Opinion of Counsel: The Purchaser shall have received an opinion of counsel, in form and substance reasonably acceptable to Purchaser's counsel, that the Shares will be able to be immediately resold by the Purchaser, free of any restrictions, including but not limited to, any restriction imposed by the Federal or State securities laws.

         5.2 Approval of Opinion of Counsel: The Purchaser shall have received assurances from the general counsel to Shells Seafood that the Shares may be titled in the name of the Purchaser and that the Shares will be free of any restrictions on transferability, including but not limited to, any restriction imposed by the Federal or State securities laws.

         5.3 Truthfulness of Representations and Warranties: Each of the representations and warranties of the Seller contained in this Agreement shall be true and correct to the best knowledge of the Seller as of the Closing with the same effect as though such representations and warranties had been made on and as of such date. Each such representation and warranty shall survive the consummation of the transactions contemplated by this Agreement and shall remain in full force and effect thereafter.

         5.4 Performance: Each of the agreements of the Seller to be performed or complied with at or before the Closing pursuant to the terms hereof shall have been duly performed or complied with.

         5.5 Consents: All consents to the consummation of the transactions contemplated herein which are required in order to prevent a breach of, or a default under, the terms of any agreement to which either of the Seller or Shells Seafood is a party or is bound shall have been obtained.

         5.6 No Litigation Threatened: No action or proceeding shall have been instituted or, to the knowledge of the Seller, shall have been threatened before a court or other governmental body or by any public authority to restrain or prohibit the transactions contemplated herein. No governmental agency or body shall have taken any other action or made any request of the Purchaser or the Seller as a result of which the Purchaser deems it inadvisable to proceed with the transaction.

                                   ARTICLE 6

                      Conditions to Closing by the Seller

         The obligation of the Seller to consummate the transactions herein contemplated shall be subject to the satisfaction of the Seller on or prior to the Closing of each of the following conditions, and if the Seller shall not consummate such transactions by reason of the failure of any of such conditions to be met as herein provided, the Seller shall have no liability to the
Purchaser:

         6.1 Truthfulness of Representations and Warranties: Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct to the best knowledge of the Purchaser as of the Closing with the same effect as though such representations and warranties had been made on and as of such date. Each such representation and warranty shall survive the consummation of the transactions contemplated by this Agreement and shall remain in full force and effect thereafter.

         6.2 Performance: Each of the agreements of the Purchaser to be performed or complied with on or before the Closing pursuant to the terms hereof shall have been duly performed and complied with.

         6.3 No Litigation Threatened: No action or proceeding shall have been instituted or, to the knowledge of the Purchaser, shall have been threatened before a court or other governmental body or by any public authority to restrain or prohibit the transactions contemplated herein. No governmental agency or body shall have taken any other action or made any request of the Seller or Purchaser as a result of which the Seller deems it inadvisable to proceed with the transaction.

                                   ARTICLE 7

                            Miscellaneous Provisions

         7.1 Notices: All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be made by: (a) certified mail, return receipt requested; (b) Federal Express, Express Mail, or similar overnight delivery or courier service; or (c) delivery (in person or by facsimile or similar telecommunication transmission) to the party to whom it is to be given, to the address appearing elsewhere in this Agreement or to such other address as any party hereto may have designated by written notice forwarded to the other party in accordance with the provisions of this Section 7.1. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 7.1 shall be deemed given at the time of receipt thereof.





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

         7.2 Binding Agreements; Non-Assignability: Each of the provisions and agreements herein contained shall be binding upon and inure to the benefit of the personal representatives, heirs, devisees and successors of the respective parties hereto; but none of the rights or obligations attaching to either party hereunder shall be assignable.

         7.3 Entire Agreement: This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by each party.

         7.4 Severability: Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

         7.5 Headings: The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

         7.6 Application of Florida Law; Venue: This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Florida. Venue for any legal action which may be brought hereunder shall be deemed to lie in Palm Beach County, Florida.

         7.7 Counterparts: This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         7.8 Legal Fees and Costs: If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party(ies).

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                       Seller
                                       ------
                                       L & L Foods, Inc.




Attest: /s/ Lee Heaton
----------------------------------

/s/ Lee Heaton                         By: /s/  Lee Heaton
----------------------------------        ----------------------------------
    Lee Heaton, Secretary                       Lee Heaton, Vice President





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


                                       Purchaser



                                       /s/  Robert Deziel
                                       --------------------------------------
                                            Robert Deziel






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


         THE PURCHASER WROTE THE FOLLOWING LANGUAGE ON PAGE ONE OF THE CAPITAL STOCK PURCHASE AGREEMENT DATED MAY 24, 1997 BETWEEN L & L FOODS, INC. AND ROBERT E. DEZIEL AFTER THE CONTRACT WAS SIGNED BY THE SELLER AND DELIVERED TO THE PURCHASER:

         "Purchaser shall have option to purchase 479,000 additional shares
(MOL) for $7.00 each.  Option is for 30 day from this date."





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